Exhibit 99.2

NEWS RELEASE

Fortuna reports voting results of its 2026 annual general meeting of shareholders

Vancouver, British Columbia, June 25, 2026: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) announces the voting results from its 2026 annual general meeting of shareholders held earlier today.

A total of 202,415,038 common shares were represented at the meeting, accounting for 66.81% of Fortuna’s issued and outstanding shares as of the record date. Shareholders voted in favour of all matters of business, including the appointment of auditors, the election of all director nominees listed in the Company’s Management Information Circular dated May 7, 2026, and the approval of the unallocated entitlements under the Company’s Share Unit Plan.

Detailed results of the vote for the election of directors are as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Jorge A. Ganoza	177,351,942	99.54%	817,318	0.46%
David Laing	170,324,948	95.60%	7,844,311	4.40%
Mario Szotlender	172,818,239	97.00%	5,351,020	3.00%
David Farrell	165,399,751	92.83%	12,769,508	7.17%
Alfredo Sillau	177,922,491	99.86%	246,768	0.14%
Kylie Dickson	177,146,543	99.43%	1,022,716	0.57%
Kate Harcourt	177,762,106	99.77%	407,153	0.23%
Salma Seetaroo	177,085,783	99.39%	1,083,476	0.61%

The Company’s Voting Results Report has been filed under Fortuna’s profile on SEDAR+ at www.sedarplus.ca and will be filed immediately after under Fortuna’s profile on EDGAR at www.sec.gov.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Guinea, Guyana, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

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